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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

INFORMATION FILED PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date
February 9, 2004

ABERDENE MINES LIMITED
(Exact name of registrant as specified in its charter)

Nevada
(State or other jurisdiction of incorporation)

000-33189 (Commission File No.)	88-0454792 (IRS Employer ID)

101 Convention Center
Suite 700
Las Vegas, Nevada 89109
 (Address of principal executive offices and Zip Code)

(800) 430-4034
(Registrant's telephone number, including area code)

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On January 29, 2004, Hugh Grenfal, Jr. and Andrei Stytsenko transferred 68,999,999 shares of common stock which they owned to Brent Jardine in consideration of $50,000.00. The foregoing 68,999,999 shares of common stock constituted all of the shares owned by Messrs. Grenfal and Stytsenko. After the foregoing transaction, there were 79,267,407 shares outstanding and the following persons own 5% or more of the total outstanding shares of the Company.

Brent Jardine	87.05%

Thereafter, Mr. Jardine and the Company announced Mr. Jardine's intention to return 44,000,000 shares of common stock to the Company for cancellation leaving him owning 24,999,999 shares of common stock. After the foregoing transaction, there will be 35,267,407 shares outstanding and the following persons will own 5% or more of the total outstanding shares of the Company.

Brent Jardine	70.89%

Hugh Grenfal, Jr. resigned as president, chief executive officer, treasurer and chief financial officer. Brent Jardine was appointed by the board of directors to replace Mr. Grenfal in those capacities. Also, Andrei Stytsenko resigned as secretary and Tim Hipsher was appointed to replace Mr. Stytsenko

Further, subject to mailing this report and waiting the ten (10) day period mandated under section 14(f) of the Securities Exchange Act of 1934, Hugh Grenfal, Jr. and Andrei Stytsenko will resign as directors of the Company and Brent Jardine and Tim Hipsher will be appointed to the board of directors to replace Messrs. Grenfal and Stytsenko.

The following information is being furnished in compliance with section 14(f) of the Securities Exchange Act of 1934 and regulation 14f-1 promulgated thereunder.

1. There is currently one class of voting securities of the Company entitled to be voted at the meeting, or by written consents or authorizations if no meeting is held. The class of voting securities is common stock. There are currently 79,267,407 shares of common stock outstanding. Assuming Mr. Jardine returns 44,000,000 shares of common stock to the Company, there will be 35,267,407 shares of common stock outstanding. Each share is entitled to one vote.

2. Security ownership of certain beneficial owners - The following sets forth as of February 4, 2004, persons owning more than 5% of the common stock of the Company:

Title of Class	Name and address of beneficial owner	Amount and nature of direct ownership	Percent of class
Common Stock	Brent Jardine 1409 Granville Street Suite 1450 Vancouver, B.C. Canada V6C 1T2	68,999,999	87.05%

Assuming Mr. Jardine returns 44,000,000 shares of common stock to the Company, the following will be persons owning more than 5% of the common stock of the Company:

Title of Class	Name and address of beneficial owner	Amount and nature of direct ownership	Percent of class
Common Stock	Brent Jardine 1409 Granville Street Suite 1450 Vancouver, B.C. Canada V6C 1T2	24,999,999	70.89%

3. Security ownership of management - The following sets forth as of February 4, 2004, all shares of common stock owned by all directors and nominees, each executive officer, and directors and executive officers as a group.

Title of Class	Name of Beneficial Owner	Position with Company	Amount and Nature of direct ownership	Percent of class
Common Stock	Brent Jardine	President, Chief Executive Officer, Treasurer, Chief Financial Officer	68,999,999	87.05%
Common Stock	Tim Hipsher	Secretary	0	0.00%
Common Stock	Hugh Grenfal, Jr.	Director	0	0.00%
Common Stock	Andrei Stytsenko	Director	0	0.00%
All officers and directors as a group (4 persons)			68,999,999	87.05%

The following sets forth all shares of common stock owned by all directors and nominees, each executive officer, and directors and executive officers as a group assuming Mr. Jardine returns 44,000,000 shares of common stock to the Company:

Title of Class	Name of Beneficial Owner	Position with Company	Amount and Nature of direct ownership	Percent of class
Common Stock	Brent Jardine	President, Chief Executive Officer, Treasurer, Chief Financial Officer	24,999,999	70.89%
Common Stock	Tim Hipsher	Secretary	0	0.00%
Common Stock	Hugh Grenfal, Jr.	Director	0	0.00%
Common Stock	Andrei Stytsenko	Director	0	0.00%
All officers and directors as a group (4 persons)			24,999,999	70.89%

4. There are no arrangements, known to the Company, including any pledge by any person of securities of the Company, the operation of which may at a subsequent date result in a change in control of the Company.

5. The transaction referred to herein occurred since the beginning of its last fiscal year. The name of the person who acquired control is Brent Jardine; the amount of consideration was $50,000 and source of the consideration was provided by Mr. Jardine; the basis of control is the ownership of 68,999,999 restricted shares of common stock acquired from Hugh Grenfal, Jr. and Andrei Stytsenko. Mr. Jardine now controls 87.05% of the total outstanding shares of the Company's common stock; he holds such shares for his own benefit. Assuming Mr. Jardine returns 44,000,000 shares of common stock to the Company, he will own 24,999,999 restricted shares of common stock and will control 70.89% of the total outstanding shares of common stock; he holds such shares for his own benefit.

6. No officer, director or affiliate of the Company, or any owner of 5% or more of the common stock of the Company, or any associate of any such officer, director, affiliate or the Company or security holder is a party adverse to the Company or has a material interest adverse to the Company. The Company has no subsidiaries.

7. The following is the business experience during the past five years of each director and executive officer.

Brent Jardine has been our president, chief executive officer, treasurer and chief financial officer since January 27, 2004. From October 1996 to January 2003, Mr. Jardine was president of La Mancha Resources Inc., a mining company traded on the Toronto Venture Stock Exchange. From November 1996 to January 2003, Mr. Jardine was president of X-Tal Minerals Corp., a mining company traded on the Toronto Venture Stock Exchange. From March 1989 to January 2001 Mr. Jardine was a director of Silverarrow Explorations Inc., an oil and gas exploration corporation located in Vancouver, British Columbia. From December 1994 to February 2001, Mr. Jardine was director of Pan Ocean Exploration Inc., a mineral exploration company located in Vancouver, British Columbia. From May 1996 to April 2001, Mr. Jardine was a director of Centura Ventures Inc., a mineral exploration company located in Vancouver, British Columbia. From March 1993 to February 2001, Mr. Jardine was a director of Mannix Resources Inc., an oil and gas exploration company located in Vancouver, British Columbia.

Tim Hipsher has been our secretary since January 27, 2004. Since October 2002, Mr. Hipsher has been a business consultant to Quality of Life Corp. located in St. Louis, Missouri. Quality of Life Corp. is an integrated health care company operating assisted living communities and membership programs offering affordable access to health care services. From April 1995 to December 2002, Mr. Hipsher was a partner in Rubicon Capital Corp. located in La Jolla California. Rubicon Capital was a merchant bank focused on small to mid cap technology companies.

Hugh Grenfal Jr. was our president, chief executive officer, treasurer and chief financial officer from inception on January 21, 2000 until January 27, 2004 and has been a director since January 21, 2000. Mr. Grenfal will resign as a member of the board of directors ten days after this report is filed with the SEC and mailed to shareholders of record. Mr. Grenfal will be replaced on the board of directors by Brent Jardine. From January 1991 to June 1996, Mr. Grenfal was President of Booker Gold Explorations Ltd., a mining and exploration corporation located in Vancouver, British Columbia. From October 1996 to December 2001, Mr. Grenfal was a Director of Callinan Mines Limited, a mining and exploration corporation located in Vancouver, British Columbia with revenue producing copper and zinc properties located in Manitoba, Canada. From June 20, 1999 to May 11, 2000, Mr. Grenfal was president of Paxton Mining Corporation located in Vancouver, British Columbia. Paxton Mining Corporation was a mining company. From September 1999 to February 2002, Mr. Grenfal was president of Palal Mining Corporation located in Vancouver, British Columbia. Palal Mining was an exploration company that has since changed its line of business to hydrocarbon exploration and development and been renamed TexEn Oil and Gas Inc. Since September 1999, Mr. Grenfal has been president of Ancona Mining Corporation located in Vancouver, British Columbia. Ancona Mining Corporation is an exploration company. From July 27, 2000 to February 8, 2002, Mr. Grenfal was president and a director of Ardent Mines Limited located in Vancouver, British Columbia. Ardent Mines Limited is engaged in mining exploration. From July 2000 to September 2001, Mr. Grenfal was president of Raglan Mines Limited located in Vancouver, British Columbia. Raglan Mines Limited is a mining exploration company. Mr. Grenfal is currently not a full time employee with another entity.

Andrei Stytsenko was our secretary from inception on January 21, 2000 until January 27, 2004 and has been a director since January 21, 2004. Mr. Stytsenko will resign as a member of the board of directors ten days after this report is filed with the SEC and mailed to shareholders of record. Mr. Stytsenko will be replaced on the board of directors by Tim Hipsher. From 1985 to 1996, Mr. Stytsenko was the managing supervisor for Ivano Frankovski Drilling Company, located in North Russia. Mr. Stytsenko's responsibilities included drilling holes up to 13,000 feet in depth for the exploration of oil and gas. From 1997 until 1998 , Mr. Stytsenko was field supervisor for Booker Gold Exploration located in Vancouver, British Columbia. Mr. Stytsenko's responsibilities included core loading, assaying and mapping. Mr. Stytsenko received a degree as an Engineer Specialist in oil and gas drilling in 1996.

8. The Company has not been a party to any transaction since the beginning of the Company's fiscal year nor is the Company a party to a currently proposed transaction with any director or executive officer, nominee for election as a director, security owner who owns or record or beneficially more than five percent of the Company's common stock and any member of the immediate family of any of the foregoing other than as described above.

9. None of the following have been or are currently indebted to the Company since the beginning of the Company's last fiscal year: any director of executive officer of the Company; any nominee for election as a director; any member of the immediate family of any of the foregoing; any corporation or organization of which any of the foregoing persons is directly or indirectly, the beneficial on where of ten percent or more of any class of equity securities; or, any trust or other estate in which any of the foregoing have a substantial beneficial interest or as to which such person serves as a trustee or in a similar capacity.

10. Compliance with Section 16(a) of the Securities Exchange Act of 1934 - Section 16(a) of the Securities and Exchange Act of 1934 requires certain defined person to file reports of and changes in beneficial ownership of a registered security with the Securities and Exchange Commission. Under the regulatory procedure, officers, directors and persons who own more than ten percent of a registered class of a company's equity securities are also required to furnish the Company with copies of all Securities 16(a) forms they filed. Based on review, Messrs Grenfal and Stytsenko, persons that constituted all of our previous officers, directors and owners of 10% or more of the outstanding shares of common stock, filed their Forms 3, 4 or 5 with the Securities and Exchange Commission. Messrs Jardine and Hipsher, our new officers, have not filed their Forms 3, 4 or 5 but anticipate doing so shortly.

11. None of the officers, directors or director nominees, or owners of 10% or more of the common stock of the Company have had any of the relationships described in Item 404(b) of Reg. S-K.

12. The Company has an audit committee comprised of our officers and directors. The Company does not have a nominating or compensation committee of the board of directors, or committees performing similar functions. There were no meetings of the board of directors during the last twelve months. All actions taken by the board were taken without a meeting and a record of such was signed by each member. Action was taken one time during the last fiscal year and all directors consented to the same in writing.

13. Hugh Grenfal, Jr. and Andrei Stytsenko resigned as officers on January 27, 2004. Their resignations were not because of a disagreement with the Company on any matter relating to the Company's operations, policies or practices.

14. The following table sets forth the compensation paid to our officers during fiscal 2003, 2002 and 2001. This information includes the dollar value of base salaries, bonus awards and number of stock options granted, and certain other compensation, if any.

Summary Compensation Table

					Long Term Compensation
		Annual Compensation			Awards		Payouts
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
					Restricted	Securities
				Other Annual	Stock	Underlying	LTIP	All Other
Name and Principal		Salary	Bonus	Compensation	Award(s)	Options /	Payouts	Compens
Position [1]	Year	($)	($)	($)	($)	SARs (#)	($)	ation ($)
Hugh Grenfal, Jr.	2003	0	0	0	0	0	0	0
President (resigned)	2002	0	0	0	0	0	0	0
Director	2001	0	0	0	0	0	0	0

Andrei Stytsenko	2003	0	0	0	0	0	0	0
Secretary (resigned)	2002	0	0	0	0	0	0	0
Director	2001	0	0	0	0	0	0	0

Brent Jardine	2003	0	0	0	0	0	0	0
President and	2002	0	0	0	0	0	0	0
Treasurer	2001	0	0	0	0	0	0	0

Tim Hipsher	2003	0	0	0	0	0	0	0
Secretary	2002	0	0	0	0	0	0	0
	2001	0	0	0	0	0	0	0

[1] All compensation received by the officers and directors has been disclosed.

There are no stock option, retirement, pension, or profit sharing plans for the benefit of our officers and directors.

We do not expect to pay salaries to any of our officers until such time as we generate sufficient revenues to do so.

Option/SAR Grants

No individual grants of stock options, whether or not in tandem with stock appreciation rights ("SARs") and freestanding SARs have been made to any executive officer or any director since our inception, accordingly, no stock options have been exercised by any of the officers or directors in fiscal 2003.

Long-Term Incentive Plan Awards

We do not have any long-term incentive plans that provide compensation intended to serve as incentive for performance to occur over a period longer than one fiscal year, whether such performance is measured by reference to our financial performance, our stock price, or any other measure.

Compensation of Directors

We do not intend to pay any additional compensation to our directors until such time as it is profitable to do so. As of the date hereof, we have not entered into employment contracts with any of our officers, and we do not intend to enter into any employment contracts until such time as it profitable to do so.

Indemnification

Pursuant to the Articles of Incorporation and Bylaws of the corporation, we may indemnify an officer or director who is made a party to any proceeding, including a law suit, because of his position, if he acted in good faith and in a manner he reasonably believed to be in our best interest. In certain cases, we may advance expenses incurred in defending any such proceeding. To the extent that the officer or director is successful on the merits in any such proceeding as to which such person is to be indemnified, we must indemnify him against all expenses incurred, including attorney's fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order. The indemnification is intended to be to the fullest extent permitted by the laws of the State of Nevada

Regarding indemnification for liabilities arising under the Securities Act of 1933, as amended, which may be permitted to directors or officers pursuant to the foregoing provisions, we are informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy, as expressed in the Act and is, therefore, unenforceable.

ITEM 7. FINANCIAL STATEMENTS AND EXHIBITS

Exhibits
99.1	Stock Purchase Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DATED: February 9, 2004

ABERDENE MINES LIMITED
BY:	/s/ Brent Jardine
Brent Jardine, President, Chief Executive Officer, Treasurer and Chief Financial Officer